November 12, 2004

SENT VIA EDGAR

Ms. Lynn A. Dicker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:     Criticare Systems, Inc. Form 10-K for the year ended June 30, 2004
    File No. 001-31943

Dear Ms. Dicker:

The following are the responses of Criticare Systems, Inc. ("Criticare") to the comments in the letter of the staff of the Securities and Exchange Commission dated October 28, 2004 relating to Criticare's Form 10-K for the year ended June 30, 2004. For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Management Discussion and Analysis - Page 15

Comment No. 1

In future filings, disclose more details of the $1.752 million charges for obsolete inventory, including the amount of inventory that was still in stock at the end of fiscal 2003 and the plans for the sale or disposition of this inventory. The impact of any future sales of inventory written-down on gross margin should also be addressed in future filings.

Response to Comment No. 1

Regarding the details of the $1.752 million charges for obsolete inventory during fiscal 2003, all the inventory was considered obsolete and was disposed of and removed from Criticare’s warehouse during fiscal 2003 and fiscal 2004. Criticare's future filings will disclose that all of this inventory has been disposed of and the impact of the disposition on gross margin. In addition, to the extent that Criticare writes-down other inventory in future periods, Criticare's filings will disclose the plans for disposition of the inventory and address the impact of any sales of the inventory on gross margin.

Financial Statements

Note 1. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts - Page 25

Comment No. 2

We note that your allowance for doubtful accounts includes a general reserve. In future filings disclose the amount of the general reserve, how it is determined and the basis for this reserve.

Response to Comment No. 2

The general reserve in the allowance for doubtful accounts is a calculation based upon the accounts receivable balance and the historical effectiveness of Criticare’s collection of those receivables. Criticare carries this general reserve because it realizes that some accounts receivable will not be collectible despite its best collection efforts and Criticare must reserve for this eventuality. Criticare will disclose the amount of the general reserve, how it is determined and its basis in future filings.

Revenue Recognition - Page 27

Comment No. 3

We note from page 5 that you provide 24-hour customer service and training to dealers and end-users. In future filings provide details of whether your revenue arrangements have multiple deliverables and the impact of EITF 00-21. In addition, clarify whether there are any post-shipment obligations, other than installation, or rights of return and how these impact revenue recognition.

Response to Comment No. 3

Criticare properly recognizes revenue when equipment is shipped to the customer, as all four elements of revenue recognition, in accordance with SAB 101, are satisfied at the time of shipment. In addition, all conditions stated in paragraph 6 of FAS 48 have been met:
a.    There is evidence of an arrangement by purchase order from the customer.
b.    Delivery has occurred, FOB shipping point.
c.    The selling price is fixed and determinable.
d.   Collectibility is reasonably assured from the customer and is not subject to sale to a third party, expressly or implied; terms are not extended beyond normal terms for payment; at the time of sale, appropriate credit checks are made to make sure collection is reasonably assured from the customer. No sales are extended to customers where credit problems exist and collectibilty is reliant upon sale to a third party.
e.   The customer’s obligation to Criticare would not be changed in the event of theft or physical destruction or damage to the product.

2

f.    Criticare has no further obligation to bring about the resale of the product.
g.   The customer’s obligation to Criticare would not be changed in the event of theft or physical destruction or damage to the product.

Criticare does not have or agree to multiple deliverable contracts and, thus, as described above, its revenue recognition is correctly described in the Form 10-K. Within Criticare’s customer service department, the primary role of the technical support staff is to provide telephone service support as needed by the customer, to perform any warranty repair work on Criticare equipment and to perform any paid service repair work on Criticare equipment. Criticare’s direct sale force is available to provide training to dealers and end-users; however this training is only performed prior to any product sale and before revenue is recognized. The direct sales force does not provide post-sale training and Criticare does incur any post-shipment obligation to provide training. Thus, there is no revenue recognition impact.

Note 8. Stockholders’ Equity
Stock Warrants - Page 35

Comment No. 4

In future filings please disclose the amount of expense recognized upon the extension of the term of the 30,000 warrants.

Response to Comment No. 4

Criticare will disclose the value of the warrants and the amount of the expense recognized upon the extension of the term of the 30,000 warrants in future filings.

Comment No. 5

We note that the warrants issued in December 2000 vest over four years and any unvested warrants terminate at the time the consultant ceases to provide consulting services. In future filings please disclose the amount of consulting expense that was incurred for each year that a statement of operations is presented and indicate your accounting for these warrants.

Response to Comment No. 5

In future filings, Criticare will disclose the amount of consulting expense that was incurred for each year that a statement of operations is presented and indicate Criticare’s accounting for these warrants.

3

Please contact me at (262) 798-5335 if you have any questions on any of the responses to your comments.

Best regards,
Criticare Systems, Inc.

/s/ Joel D. Knudson

Joel D. Knudson
Vice President - Finance

4